Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in thousands)

	Successor						Predecesor
	Three months ended March 31,			Year ended December 31, 2011	Three months ended December 31, 2010		Nine months ended September 30, 2010	Years Ended December 31,
	2012	2011						2009	2008	2007
Earnings:
Income (loss) from continuing operations before income taxes	$4,585	$(5,275)		$(5,050)	$(178)		$60,185	$88,497	$73,450	$47,920
Less: Earnings from equity method investment	(66)	—		(833)	—		(2,270)	(3,508)	(4,229)	(2,799)
Plus: Dividends from equity method investees	—	—		1,467	—		68	2,195	2,400	2,490
Fixed charges	12,018	14,805		51,951	14,205		2,285	2,781	2,808	2,981
Less: Capitalized interest	(96)	—		(433)	—		—	—	—	—

Earnings adjusted for fixed charges	$16,441	$9,530		$47,102	$14,027		$60,268	$89,965	$74,429	$50,592

Fixed charges:
Interest expense	$11,272	$14,122		$48,856	$13,436		$70	$91	$170	$376
Capitalized interest	96	—		433	—		—	—	—	—
Interest component of rent expense(A)	650	683		2,662	769		2,215	2,690	2,638	2,605

Total fixed charges	$12,018	$14,805		$51,951	$14,205		$2,285	$2,781	$2,808	$2,981

Ratio of earnings to fixed charges	1.37	(B	)	(B )	(B	)	26.38	32.34	26.51	16.97

(A)	One-third of rent expense is deemed to be representative of interest.
(B)

Our earnings were not sufficient to cover fixed charges by $5.3 million, $4.8 million and $0.2 million for the three months ended March 31, 2011, for the year ended December 31, 2011 and for the three months ended December 31, 2010, respectively.